

June 24, 2021

Jeffrey DeNunzio
Chief Executive Officer
Catapult Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Catapult Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed June 14, 2021**
> **File No. 000-56277**

Dear Mr. DeNunzio:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

General

1.   We note your response to prior comment 1. However, it appears that the conversion of the Ambient Water Corporation shares into Catapult Solutions, Inc. shares was a sale under Section 2(a)(3) of the Securities Act because the overall transaction resulted in a fundamental change to the nature of the shareholders' investment. Therefore, please disclose in the filing the risk that the company may have been required to register the transaction under Section 5 of the Securities Act and that shareholders may have a right of recission under Section 12(a)(1) of the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction